EXHIBIT 99.1

Brookfield Renewable Announces Closing Date of Reorganization

BROOKFIELD, NEWS, Dec. 20, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (“BEP”) (NYSE: BEP; TSX: BEP.UN) and Brookfield Renewable Corporation (“BEPC”) (TSX, NYSE: BEPC) today announced that they have now received all required shareholder, court and regulatory approvals for the previously-announced proposed reorganization of BEPC (the “Arrangement”). Accordingly, the Arrangement will become effective prior to markets open on December 24, 2024.

As a result of the Arrangement, in exchange for their class A exchangeable subordinate voting shares of BEPC, BEPC shareholders will automatically receive new class A exchangeable shares (“New Exchangeable Shares”) that provide the same economic benefits and governance as investing in BEPC today. The New Exchangeable Shares will be listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BEPC”.

About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed generation and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals over 35,000 megawatts and our development pipeline stands at approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling. Further information is available at https://bep.brookfield.com.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Alex Jackson
Managing Director	Vice President
Corporate Communications	Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 649 8196
Email: simon.maine@brookfield.com	Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will,” “expect”, or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding BEP and BEPC’s beliefs on certain benefits of the Arrangement; the anticipated closing date of the Arrangement; and the commencement of trading of the New Exchangeable Shares on the Toronto Stock Exchange and New York Stock Exchange. Although BEP and BEPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BEP and BEPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BEP and BEPC to differ materially from those contemplated or implied by the statements in this news release include risks and factors described in the documents filed by BEP and BEPC with securities regulators in Canada and the United States including under “Risk Factors” in BEP’s and BEPC’s most recent Annual Reports on Form 20-F and other risks and factors that are described therein. Except as required by law, BEP and BEPC undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.